UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 30, 2011

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

(Exact name of registrant as specified in its charter)

Unit 1010-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Financial Results Announcement

For the six months ended June 30, 2011 (unaudited)

HONG KONG, August 30, 2011, China Technology Development Group Corporation (NASDAQ: CTDC) (the “Company”, the “Group”, “us”, or “our”) announced today its unaudited consolidated financial results for the six months period ended June 30, 2011.

Revenues increased from nil in the six months ended June 30, 2010 (“First Half 2010”) to Rmb8,215,000 in the six months ended June 30, 2011 (“First Half 2011”). This increase was primarily due to sales of crystalline solar modules. We completed our first commercial shipment in September 2010. Revenues were Rmb53,700,000 from July 1, 2010 to December 31, 2010 (“Second Half 2010”), which we have disclosed because there was no sales in the First Half 2010. The decrease in revenues in the First Half 2011 compared to the Second Half 2010 was primarily due to drop of selling price in the market and volume reduction.

Cost of sales increased from nil in the First Half 2010 to Rmb8,728,000 in the First Half 2011. This increase was primarily due to sales of crystalline solar modules of Rmb7,721,000 in the First Half 2011. Also, it includes Rmb151,000 in testing expense, which is for product testing purposes and Rmb856,000 which relates to idle capacity expenses, such as unused labor, consumption material and depreciation. Cost of sales was Rmb45,113,000 in the Second Half 2010, which we have disclosed because there was no sales in the First Half 2010. The decrease in the First Half 2011 compared to the Second Half 2010 was primarily due to the reduction in revenues described above.

Gross margin was negative Rmb513,000 in the First Half 2011 Period, or negative 5.9% on cost. We believe that the selling price of crystalline solar modules is depressed. Also, the negative margin is due to inclusion of Rmb856,000 which represents unused labor, consumption material and depreciation. Gross margin was 19% on cost in the Second Half 2010, which we have disclosed because there was no sales in the First Half 2010. Our management believes that the reduction of gross margin in the First Half 2011 compared to the Second Half 2010 was primarily due to low selling prices in the market.

Selling expenses were nil and Rmb1,349,000 in the First Half 2010 and the First Half 2011, respectively. This increase was primarily due to:

—	Rmb761,000 in exhibition expense, mainly due to participation in exhibitions in Europe and in the United States in 2011.

—	Rmb483,000 in goods freight and transportation fees which were incurred in connection with shipments to local and overseas customers.

—	Rmb63,000 of salaries and benefits expenses for sales staff.

General and administrative expenses (“G&A expenses”) increased by Rmb574,000, or 4.04%, from Rmb14,205,000 in the First Half 2010 to Rmb14,779,000 in the First Half 2011. This increase was primarily due to:

—

a Rmb1,318,000 increase in amortization of intangible assets due to our acquisition of Linsun Group in November 2010. The acquired intangible assets are being amortized ratably over their respective useful lives of five years from the acquisition date.

—	a Rmb2,140,000, or 28.69%, increase in salaries and staff welfare expenses, which resulted mainly from the inclusion of Linsun Group, acquired in November 2010.

—	a Rmb438,000 increase in overseas travel expenses, resulting from staff travelling to and working in Europe in connection with the export of our products to Europe.

—

a Rmb511,000 increase in rental charge, which includes Rmb381,000 increase in rental charges as the Company moved to a larger office as we increased our headcount and continued to explore new projects, and includes another Rmb113,000 for rental charges of office in the PRC for LSP Group in 2011.

—

a Rmb139,000 increase in office expenses, including increase of stationery, postage and telephone charges. This is mainly due to our increased headcount and exploration of new projects. Also, office expenses in 2011 include Linsun Group, which we acquired in November 2010.

partially offset by

•

a Rmb2,695,000 decrease in consultant fees, resulting from warrants issued to a related company and another institutional consultant as compensation for services to introducing potential investors and investment projects in 2010.

•

a Rmb1,493,000 decrease in Legal and other professional fees. (1) It included decrease of Rmb880,000 which mainly related to decrease in fair value of certain stock options granted to certain individual consultants for services such as business development consulting, merger and acquisition advisory and provision of other corporate financing initiatives. (2) Also, it included another decrease of Rmb613,000 because of the write-back of long outstanding unclaimed payable balances. We renegotiated the contract with the party (because full services were not performed) and that party waived the charges.

Other income (expense). Other expense for the First Half 2011 mainly represented Rmb3,257,000 of change in fair value of trading securities. Other income for the First Half 2011 mainly represented Rmb1,780,000 of change in fair value of warrant liabilities,

Rmb759,000 of gain on disposal of trading securities and Rmb211,000 of foreign exchange gain. Other expense for the First Half 2010 mainly represented Rmb214,000 of foreign exchange loss and Rmb39,000 of interest paid. Other income for the First Half 2010 mainly consisted of Rmb4,757,000 of gain on disposal of trading securities, Rmb692,000 of change in fair value of trading securities and Rmb3,608,000 of change in fair value of investment in a convertible note.

The Company reported a net loss of Rmb16,935,000 in the First Half 2011 as compared to a loss of Rmb5,162,000 in the First Half 2010.

As of June 30, 2011, our cash and cash equivalents on hand was Rmb5,667,000, representing an decrease of Rmb8,347,000 from Rmb14,014,000 at the beginning of the year. The increase in net outflow in 2011 was primarily due to the combined affects of disposal of available-for-sale and trading securities, which was offset by purchase of securities and cash outflow from operating activities, such as repayment of short term loan, purchase of inventory, settlement of payables.

In 2010, the Company commenced to produce crystalline solar modules.

On October 27, 2009, we entered into a Stock Purchase Agreement with China Technology Solar Power Holdings Limited, or CTSPHL Group, and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL Group in consideration of (i) a cash advance in amount of US$3.0 million; (ii) a number of shares of our common stock to be issued at the closing of acquisition; and (iii) a convertible note with a principal amount equal to US$4.18 million to be issued at the second closing of acquisition. CTSPHL Group, through its wholly-owned subsidiary, is developing a 100 megawatt grid-connected solar power plant project located in Delingha City of Qaidam Basin in Qinghai Province, Northwestern China. Upon execution of the stock purchase agreement, we paid US$3.0 million in cash to Good Million Investments Ltd., the direct shareholder of CTSPHL Group, as a prepayment for the transaction to be solely used for developing and constructing the solar power plant. Due to the fact that the Chinese government did not timely determine the specific subsidies and incentives for on-grid solar energy applications for Qinghai Province, we encountered difficulties in determining the fair value of the solar power plant. As a result, on October 11, 2010, we entered into an agreement with CTSPHL Group to terminate the stock purchase agreement. Pursuant to this termination agreement and subsequent three amendments, the cash advance shall be repaid to us in installments. On June 7, 2011, the Company received the first installment settlement of US$1.0 million. The remaining balance of US$2.0 million will be repaid on or before August 31, 2011. On June 27, 2011, the Company entered into a deed of share charge with Good Million Investments Ltd. to secure the repayment of the remaining US$2.0 million. The above-mentioned agreements and amendments thereto were filed with the SEC as exhibits to our reports on Form 6-K (File No. 000-29008).

On June 8, 2011, the Board of Directors of the Company resolved to transfer our PRC subsidiary China Merchants Zhangzhou Development Zone Broad Shine Solar Technology Ltd. to China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd., another one of our PRC subsidiaries. As of the date hereof, we are in the process of obtaining government approvals for this internal transfer.

On June 9, 2011, the Company entered into a strategic cooperation framework agreement with TBEA SunOasis Co., Ltd. and Goldpoly New Energy Holdings Ltd. to form a PV, or photovoltaic, investment consortium aiming to improve efficiency and bring comprehensive solutions to solar park construction in Europe. The consortium plans to provide all key components including crystal silicon raw materials, solar wafers, solar cells, modules and inverters. The consortium also plans to start with a project company to jointly invest in and construct small-size solar plants, building momentum to develop large-scale solar plants later on. Currently there are no definitive terms, rights and obligations of respective parties under the arrangement.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for per share data)

For the six months ended June 30, 2010 and 2011

	June 30, 2010	June 30, 2011	June 30, 2011
	Rmb	Rmb	US$
Revenues	—	8,215	1,271
Cost of sales	—	(8,728)	(1,350)

Gross loss	—	(513)	(79)

Research and development expenses	(173)	(38)	(6)
Selling expenses	—	(1,349)	(209)
General and administrative expenses	(14,205)	(14,779)	(2,287)

Operating loss	(14,378)	(16,679)	(2,581)

Other income (expense):
Interest income	16	4	1
Finance costs	(39)	0	0
Loss on disposal of available-for-sale securities	—	(25)	(4)
Gain on disposal of trading securities	4,757	759	117
Change in fair value of investment in convertible note (Note (d))	3,608	—	—
Change in fair value of warrant liabilities (Note (c))	280	1,780	275
Change in fair value of trading securities	692	(3,257)	(504)
Exchange (loss) gain	(214)	211	33
Others, net	60	(113)	(17)

Loss before income tax expenses	(5,218)	(17,320)	(2,680)

Income tax credits (note (k))	56	385	60

Net income (loss) for the period	(5,162)	(16,935)	(2,620)

Net income (loss) per share (Note (g))
-Basic and dilutive	(0.26)	(0.75)	(0.12)

Weighted average ordinary shares
-Basic and dilutive	19,928	22,489	22,489

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share data)

	December 31, 2010	June 30, 2011	June 30, 2011
	Rmb	Rmb	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	14,014	5,667	877
Trading securities (note (j))	20,429	10,375	1,605
Available-for-sale securities (note (h) and (j))	14,120	13,522	2,092
Trade accounts receivable, net of Nil allowance for doubtful accounts as of December 31, 2010 and June 30, 2011, respectively	19,354	11,054	1,710
Inventories	6,847	20,438	3,162
Value added tax and business tax recoverable	5,481	9,265	1,433
Due from related parties	2,455	2,344	363
Prepaid expenses and other current assets	29,686	14,848	2,297

TOTAL CURRENT ASSETS	112,386	87,513	13,539

Prepayment for land use right	4,220	4,175	646
Property, plant and equipment, net	31,428	29,861	4,620
Intangible asset	12,962	11,644	1,802
Goodwill	4,859	4,859	752

TOTAL ASSETS	165,855	138,052	21,359

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade and other payables	11,803	8,977	1,389
Accrued professional fees	4,098	1,599	247
Income tax payable	63	30	5
Due to related parties	9,238	10,895	1,686
Overdraft from security account	—	1,730	268
Warrant liabilities (note (c) and (j))	2,448	668	103
Government grant	300	600	93
Short term loan (note (f))	6,041	—	—
Other liabilities and accrued expenses	11,156	8,125	1,257

TOTAL CURRENT LIABILITIES	45,147	32,624	5,048

Deferred tax liabilities-non-current	5,434	5,049	781

TOTAL LIABILITIES	50,581	37,673	5,829

SHAREHOLDERS’ EQUITY
Common stock, (US$0.01 par value; 4,000,000,000 shares authorized; Shares issued and outstanding 22,425,216 as of December 31, 2010 and 22,498,549 as of June 30, 2011)	1,670	1,675	259
Preferred stock, (US$0.01 par value; 1,000,000,000 shares authorized; Shares issued and outstanding 1,000,000, as of December 31, 2010 and June 30, 2011)	77	77	12
Additional paid-in capital	545,911	551,308	85,297
Accumulated deficit	(419,420)	(436,355)	(67,512)
Accumulated other comprehensive loss	(12,964)	(16,326)	(2,526)

TOTAL SHAREHOLDERS’ EQUITY	115,274	100,379	15,530

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	165,855	138,052	21,359

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

For the six months ended June 30, 2010 and 2011

	2010	2011	2011
	Rmb	Rmb	US$
Cash flows from operating activities
Net loss	(5,162)	(16,935)	(2,620)
Adjustments to reconcile net income(loss) to net cash used in operating activities
Stock-based compensation	4,552	4,487	694
Warrants as service compensation	2,491	—	—
Amortization of intangible assets	—	1,319	204
Amortization of long-term prepayment for rental of land	45	45	7
Depreciation	1,011	1,615	250
Loss on disposal of available-for-sale securities	—	25	4
Gain on disposal of trading securities	(4,757)	(759)	(117)
Change in fair value on trading securities	(692)	3,257	504
Change in fair value of warrant liabilities	(279)	(1,780)	(275)
Change in fair value of investment in convertible note	(3,608)	—	—
Income tax credit	(56)	(385)	(60)
Finance costs	(56)	—	—
Changes in assets and liabilities:
Decrease in trading securities	5,760	7,129	1,103

Decrease in trade accounts receivable	—	8,300	1,284

(Increase)/Decrease in inventories	33	(13,591)	(2,102)

Decrease in due from related parties and other assets	5,373	14,949	2,313
Increase in value added tax and business tax recoverable	—	(3,784)	(586)
Decrease in trade accounts payable	—	(2,826)	(437)
Decrease in other current liabilities	(1,225)	(5,530)	(856)
Increase in government grants	—	300	46
Increase in due from related parties	—	1,657	256
Increase in income taxes payable	—	(33)	(5)

Net cash used in operating activities	3,430	(2,540)	(393)

Cash flows from investing activities
Proceeds from disposal of available-for-sale securities	—	41	6
Purchase of available-for-sale securities	(11,147)	(1,895)	(293)
Investment in a convertible note	(14,274)	—	—
Purchase of property, plant and equipment	(955)	(47)	(7)
Prepayment for investment in Xintang Media	(10,560)	—	—

Net cash used in investing activities	(36,936)	(1,901)	(294)

Cash flows from financing activities
Proceeds from issue of common stock and/or warrants granted in 2009 Period	41,097	—	—
Offering costs for issue of common stock and /or warrants	(2,041)	—	—
Proceeds from exercise of stock option	775	915	142
Overdraft from security account	2,301	1,730	268
Repayment of short term loan	—	(6,041)	(935)

Net cash provided by/(used in) financing activities	42,132	(3,396)	(525)

Effect of exchange rate changes on cash and cash equivalents	(266)	(510)	(79)

Net increase/(decrease) in cash and cash equivalents	8,360	(8,347)	(1,291)

Cash and cash equivalents at beginning of period	24,611	14,014	2,168

Cash and cash equivalents at end of period	32,971	5,667	877

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

For the six months ended December 31, 2010 and June 30, 2011

	Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
	Share	Amount	Share	Amount
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Balance at June 30, 2010, as reported	1,000,000	77	21,360,389	1,603	529,063	(389,461)	(18,556)	122,726

Issue of shares, net of offering costs	—	—	1,064,827	67	13,385	—	—	13,452

Stock based compensation	—	—	—	—	3,463	—	—	3,463

Net loss	—	—	—	—	—	(29,959)	—	(29,959)

Net unrealized gain on available-for-sale securities, net of tax	—	—	—	—	—	—	6,274	6,274

Translation adjustment	—	—	—	—	—		(682)	(682)

Total comprehensive loss for the period								(24,367)

Balance at December 31, 2010	1,000,000	77	22,425,216	1,670	545,911	(419,420)	(12,964)	115,274

Share issued upon exercise of stock options	—	—	73,333	5	910	—	—	915

Stock based compensation	—	—	—	—	4,487	—	—	4,487

Net loss	—	—	—	—	—	(16,935)	—	(16,935)

Net unrealized loss on available-for-sale securities, net of tax	—	—	—	—	—	—	(2,113)	(2,113)

Translation adjustment	—	—	—	—	—	—	(1,249)	(1,249)

Total comprehensive loss for the period								(20,297)

Balance at June 30, 2011	1,000,000	77	22,498,549	1,675	551,308	(436,355)	(16,326)	100,379

Balance at June 30, 2011 (US$)	1,000,000	12	22,498,549	259	85,297	(67,512)	(2,526)	15,530

Notes

(a)	Basis of Preparation

The unaudited interim condensed consolidated financial statements of the Group are prepared and presented in accordance with the accounting principles generally accepted in the United States of America, or US GAAP, for interim financial reporting. The interim financial statements should be read in conjunction with the annual financial statements and the accompanying notes for the years ended December 31, 2008, 2009 and 2010. In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all normal recurring adjustments which are necessary for a fair statement of the results for the interim periods presented. The results for the six months ended June 30, 2011 do not necessarily indicate the results expected for the full fiscal year or for any future period.

The financial information as of December 31, 2010 presented in the unaudited condensed financial statements is derived from our audited consolidated financial statements for the year ended December 31, 2010. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements on Form 20-F for the fiscal year ended December 31, 2010.

For the periods ended June 30, 2010 and 2011, the Group reported a net loss of approximately Rmb5.16 million and Rmb16.94 million respectively. For the period ended June 30, 2011, the Group reported net operating cash outflow from operations of approximately Rmb2.54 million . The Company’s cash and cash equivalents balance as at June 30, 2011 was Rmb5.67 million.

The Company believes that the Group will be able to generate adequate cash flows to finance its operations and meet its cash obligations for the following 12 months following June 30, 2011 based on the following:

–	positive operating cash flows are expected to be generated from the profitable operations of manufacturing and sale of solar modules;

–	realization in the open market of available for sale and trading securities with ending carrying amounts of approximately Rmb23.90 million as of June 30, 2011 for cash, if the need arises;

–	tight controls exercised by the Company’s Board of Directors on timing and magnitude of cash outlays for investments initiatives; and

–	proceeds from sales of equity and/or debt securities to investors and borrowings, as would be considered necessary.

Accordingly, the financial statements as of June 30, 2011 have been prepared on a going concern basis.

(b)	New accounting standards

In May 2011, FASB issued revised guidance on the “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2011, FASB issued revised guidance on the “Presentation of Comprehensive Income”. The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The revised guidance should be applied retrospectively and effective for interim or annual periods beginning after December 15, 2011. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

(c)	Warrants and option rights

On September 23, 2008, the Company entered into a Securities Purchase Agreement (the “SPA”) with certain investors for a private placement transaction. Pursuant to the SPA, the Company issued (i) 498,338 shares of common stock, (ii) 249,170 warrants to purchase common stock at an exercise price of US$6.00 per share (“Warrant A”) and (iii) 1,277,136 warrants to purchase common stock at an exercise price of US$0.01 per share (“Warrant B”) for a total net cash proceeds of US$1,364,000.

According to ASC 815 (formerly contained in FAS133, EITF0019, EITF07-05), the Company determined that Warrant B was a liability instrument and further recorded its fair value at issuance as warrant liability in the consolidated balance sheet, and was subsequently carried at fair value. The remaining proceeds of the private placement were then recorded in the consolidated balance sheet between common stock and additional paid in capital based on the relative fair value of the common stock and the other related financial instruments associated with the issuance.

Since the adoption of ASC 815-40-15 on January 1, 2009, Warrant A and option rights were recognized as liabilities and are carried at fair value at each reporting date with changes in fair value being recorded in the statements of operations.

(d)	Investment in convertible note

On May 27, 2010, a wholly-owned subsidiary of the Company subscribed and acquired a three-year zero coupon convertible bond in the principal amount of HK$16.39 million. The issuer of the convertible bonds is China Ruifeng Galaxy Renewable Energy Holdings Limited (formerly known as Galaxy Semi-conductor Holdings Limited), a renewable energy company listed on the Hong Kong Stock Exchange, which is doing manufacturing, processing and sales of wind power equipment, constructing power grid and transformer projects in China, supplying components to manufacture clean energy and energy-saving equipment. The bond was recorded as investment in convertible debt under ASC 825 and the changes in fair value of the bond of US$532,000 was recorded in the income statement for the period ended June 30, 2010. On August 4, 2010, the bond was converted into 11,000,000 ordinary shares of the issuer. After the conversion, the ordinary shares were reclassified as available for sales securities under ASC 320.

(e)	Prepayment for investment in Xintang Media

On April 28, 2010, the Company entered into a cooperation framework agreement with Xintang Media Technology (Beijing) Limited (the “Xintang”), its shareholders and associated companies, to acquire the entire equity interest in Xintang.

As at December 31, 2010, the Group had paid Rmb10.3 million to Xintang and its shareholders (the “Xintang Prepayment”). The completion of this acquisition was contingent upon the satisfaction of a number of conditions, including a fair value assessment to be performed on the equity interest in Xintang by an international independent appraiser, completion of restructuring of the target companies involved in the transaction, execution of advertising and media business cooperation arrangements between Xintang and the Xinhua News Agency in China (an official media body of the Chinese government), and approval of the transaction obtained from the shareholders of the Company in a general meeting. Since certain of the aforesaid conditions precedent have not been satisfied, the parties decided not to proceed with the transaction and to terminate the cooperation framework agreement. The Company is in the process of negotiating with Xintang on the details regarding the termination as well as recovery of the Xintang Deposit. Given the fact that Xintang is a project company incorporated with minimal initial assets and operations, and the Company could not assess the financial strengths of the shareholders of Xintang, as a result, the Company determined that the timing of recovery and magnitude of amounts to be recovered of the Xintang Prepayment could not be reasonably assured. Accordingly, the Company made a full provision for impairment against the carrying amount of the Xintang Prepayment as of December 31, 2010, there have been no major developments. The Company is still in the process of negotiating with the counter parties concerning the terms of termination.

(f)	Short term loan

On November 30, 2010, LSRHK, a wholly owned subsidiary of the Company, entered a loan agreement with an individual ex-shareholder of Linsun Group, who is also a shareholder of CTDC, with a principal amount of Rmb6.04 million, which remained outstanding as of December 31, 2010. The loan was interest free and had a maturity date of less than one year. The loan was fully repaid in January 2011.

(g)	Net loss per share

Net loss per share is calculated based on the weighted average number of shares of common stock issued and, as appropriate, diluted shares of common stock equivalents outstanding for each of the relevant periods and the related loss amount. The number of incremental shares from assumed exercise of stock options, stock purchase warrants, warrants, and option rights have been determined using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase common stock using the average fair value of those periods.

Increase in number of shares caused by warrants issued (note (c)) have been considered in the calculation of loss per share.

Basic and diluted net loss per share have been calculated in accordance with ASC 260 (formerly referred to SFAS No. 128 “Earnings per Share”), for the six months period ended June 30, 2010 and 2011 as follows:

	Period ended June 30,
	2010	2011
	Rmb	Rmb
	(Amounts expressed in thousands, except per share data)
Net loss for the year attributable to the shareholders of the Company	(5,162)	(16,935)
Weighted-average shares used in computing basic and diluted net loss per share	19,928	22,489

Net loss per share - Basic and diluted	(0.26)	(0.75)

For the six months ended June 30, 2010 and 2011, the number of shares used in the calculation of diluted net loss per share is equal to the number of shares used to calculate basic loss per share as the incremental effect of share options, stock purchase warrants, warrants, options and convertible note would be anti-dilutive. The weighted average number ordinary share equivalent of stock options, stock purchase warrants, convertible note and warrants which have not been included in the calculation of diluted net loss per share for the six months ended June 30, 2010 and 2011 were approximately 6,395,000 and 6,993,000 respectively.

(h)	Available-for-sale securities

The available-for-sale securities as of December 31, 2010 and June 30, 2011 were Hong Kong marketable equity securities.

The following is a summary of available-for-sale securities:

	December 31, 2010	June 30, 2011
	Rmb	Rmb
Cost of available-for-sale securities	18,139	19,564
Impairment	(3,549)	(3,549)
Unrecognized loss	(470)	(2,493)

Fair value of available-for-sale securities	14,120	13,522

(i)	Segment information

The Company engages in the business of developing and manufacturing solar energy products, which we refer to as our Solar Energy Operations. The Solar Energy Operations is the sole business and segment of the Group.

Below represents summarized financial information for the Solar Energy Operations for the period ended June 30, 2011:

	Revenues	Operating loss	Assets	Net identifiable assets/ (liabilities)	Depreciation and amortization	Capital expenditures
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Period ended June 30, 2011
Solar Energy Operations	8,215	(5,642)	109,565	82,734	2,904	698
Corporate*	—	(11,037)	28,487	17,645	74	—

Group	8,215	(16,679)	138,052	100,379	2,978	698

*	The details of corporate/unallocated items including mainly staff costs, legal and professional fees are as follows:

Period ended June 30, 2011
Rmb
Unallocated general and administrative expenses	(11,037)

Operating loss	(11,037)

Cash and cash equivalents	1,314
Trading securities	10,375
Available-for-sale securities	13,522
Due from related parties	2,344
Prepaid expenses and other assets	811
Property, plant and equipment	122
Due to related parties	(1,827)
Deferred tax liabilities	(2,911)
Overdraft from security account	(1,730)
Liabilities relating to warrants	(668)
Other liabilities	(3,707)

Net identifiable assets	17,645

The Group operates mainly in the PRC, and all long-lived assets are located in the PRC.

Segment assets consist primarily of cash and cash equivalents, inventories, trade accounts receivable, other assets and fixed assets. Segment liabilities comprise of operating liabilities.

(j)	Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability. ASC 820 also discusses valuation techniques, such as market, income and/or cost approaches and specifies a three-level hierarchy of valuation inputs that prioritizes the inputs to valuation techniques used to measure fair value.

(j)	Fair value measurements (continued)

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The following represents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and June 30, 2011, the basis for that measurement:

Investment in Equity Securities

	Fair Value Measurement at December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total at December 31, 2010
	Rmb	Rmb	Rmb	Rmb
Trading securities	20,429	—	—	20,429

Available-for-sale securities	14,120	—	—	14,120

Total	34,549	—	—	34,549

	Fair Value Measurement at June 30, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total at June 30 2010
	Rmb	Rmb	Rmb	Rmb
Trading securities	10,375	—	—	10,375

Available-for-sale securities	13,522	—	—	13,522

Total	23,897	—	—	23,897

Liabilities relating to warrants

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
	Rmb	Rmb	Rmb	Rmb
Warrant A	—	—	2,448	2,448

(j)	Fair value measurements (continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2011
	Rmb	Rmb	Rmb	Rmb
Warrant A	—	—	668	668

The fair value of the warrants was derived based on the Binomial Model and Monte Carlo simulation. The assumptions include selecting several comparables from the market devoted to solar energy as reference to determine the volatility rate of the Company. Stock price, volatility, expected term, risk-free rate and fundamental changes event probabilities are the significant inputs into these valuation models.

The keys assumptions have been used were as follows:

	2010	2011
Risk-free rate(1)	0.901%	0.460%
Volatility rate(2)	76.54%	55.16%
Dividend yield(3)	—	—

1.	The risk-free interest rate represents the yields to maturity of U.S. Government Strips with respective terms to maturity as at the valuation date.
2.	Expected volatility is estimated based on the historical volatility of the Company’s stock price and/or the comparable public-traded companies.
3.	The Company has no expectation of paying dividends on its common stock.

The following represents the reconciliation of the beginning and ending balance of liabilities relating to warrants and option rights measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2010 and June 30, 2011:

Warrants
June 30, 2011
Rmb
Beginning balance at January 1	2,448
Issuances	—
Total gains and losses (realized/unrealized):
Included in earnings	(1,780)
Included in other comprehensive income (loss)	—
Settlement/Cancelled upon expiration	—

Ending balance at June 30	668

(k)	Income tax expenses (credits)

Income tax expenses (credits) represent the sum of the income tax payable and deferred tax.

Income tax is based on taxable profit for the year. Taxable profit differs from net profit as reported in the Statement of Operations because it excludes items of income or expense that are taxable or deductable in other years and it further excludes items that are never taxable or deductable. The Group’s liability for income tax is calculated using tax rates that have been enacted by the reporting date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the asset and liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

(k)	Income tax expenses (credits) (continued)

For business combinations, deferred taxes are recognized to the extent that the fair value of assets and liabilities acquired exceeds their respective tax bases.

The Company is a tax exempted company incorporated in the British Virgin Islands. The Company’s subsidiaries incorporated in Hong Kong and in the PRC are subject to Hong Kong Profits Tax and Enterprise Income Tax in the PRC, respectively.

The Group’s subsidiaries incorporated in Hong Kong were subject to a tax rate of 16.5% in 2010 and 2011 on the assessable profits arising in or derived from Hong Kong. For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax was accrued on the assessable profits at a rate of 25% in 2010 and 2011.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or New Income Tax Law, which became effective on January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises (including PRC subsidiaries of the Company) by adopting a unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments previously granted to certain PRC subsidiaries of the Company would not continue and they would be subject to the statutory tax rate of 25%. The tax rate applicable for Shenzhen Helios Energy was 20% in 2009 and 22% in 2010 and will be 24% in 2011 and 25% in 2012. Among all the Company’s PRC subsidiaries, Zhangzhou Trendar Tech has obtained a preferential tax concession from the tax bureau that it was fully exempt from the PRC enterprise income tax for two years starting from the year 2008, followed by a 50% tax exemption for the next three years from 2010 to 2012.

Since all the PRC subsidiaries of the Company reported accumulated deficits up to June 30, 2011, no provision for PRC dividend withholding tax had been made. Upon distribution of any future earnings in the form of dividends or otherwise in the future, the Group would be subject to the respective withholding tax under the PRC Enterprise Income Tax Law issued by the State Council.

The Group had no material uncertain tax positions for the years 2010 and period ended June 30, 2011 and there were no interest and penalties related to uncertain tax positions. In addition, the Group had no material unrecognized tax benefit which would affect the effective income tax rate in future periods. The Group does not anticipate any significant increase or decrease in its liability for unrecognized tax benefits within the next twelve months. The tax positions of the Company’s PRC subsidiaries for the years 2004 to 2010 and period ended June 30, 2011 are subject to inspection by the PRC tax authorities. For the Company’s Hong Kong subsidiaries, their respective tax positions are subject to inspection for the years 2004 to 2010 and period ended June 30, 2011 by the Hong Kong tax authorities.

Composition of income tax expenses (credits)

Income tax expenses comprises of the following:

	Period ended June 30, 2010	Period ended June 30, 2011
	Rmb	Rmb
Current income tax expenses (credits)	—	—
Deferred income tax credits	(56)	(385)

Income tax credits	(56)	(385)

(l)	Stock purchase warrants issued to a related party and an institutional consultant

On January 12, 2010, the Company issued 200,000 warrants to HuaMei Capital Company Inc (“HuaMei”) for their potential investor sourcing advisory service provided to the Company, at an exercise price of $6.00 per share. The chief executive officer of HuaMei is a director of China Green Holdings Limited, which is a wholly-owned subsidiary of the Company. These warrants are fully vested and exercisable immediately upon grant with an expiry period of 60 months.

In addition, the Company issued 300,000 warrants to a third party institutional consultant in April 2010 for investment introduction/advisory services to be provided to the Group. These warrants were fully vested/exercisable immediately upon grant with an expiry period of 24 months. The exercise price is $3.50 per share.

(l)	Stock purchase warrants issued to a related party and an institutional consultant (continued)

The warrants contain provisions which restrict the holders from transferring, selling or pledging the warrants or underlying shares other than pursuant to a registration statement under the Securities Act or pursuant to an available exemption under the Securities Act. The above warrants are classified as equity-based payment according to ASC 505-05.

(m)	Translation into United States Dollars

The consolidated financial statements of the Group are stated in Rmb. Translations of amounts from Rmb into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of (Rmb 6.4635 = US$1) on June 30, 2011 representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Bank. The translation is not intended to imply that the Rmb amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2011 or at any other rate.

(n)	Subsequent events

Stock purchase warrants issued to third parties

On July 4, 2011, the Company issued a warrant to Grade Rich Ltd., an independent third party, in return for its 24-months consulting services in respect of public relations and government relations. The warrant grants the holder a right to purchase 400,000 shares of the Company’s common stock at an exercise price of US$3.50 per share within two years from July 4, 2011.

On July 4, 2011, the Company issued a warrant to Prosper Victory Ltd., an independent third party for its two-year service with regard to introducing strategic partners to the Company, and facilitating the cooperation or alliance between well-known solar energy companies and the Company. The warrant grants the holder a right to purchase 600,000 shares of the Company’s common stock at an exercise price of US$3.01 per share within two years from July 4, 2011.

Management is currently assessing the accounting implication of the above warrants on the subsequent financial statements.

About CTDC

CTDC is a growing clean energy group that provides solar energy products and solutions, based in Hong Kong with sales offices in Milan and Munich. CTDC’s major shareholder is China Merchants Group (http://www.cmhk.com), a stated-owned conglomerate in China. For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, prices, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2010 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

By:	/s/ Alan Li
Name:	Alan Li
Title:	Chairman and Chief Executive Officer

Date: August 30, 2011